Jumia Technologies AG

Charlottenstraße 4

10969 Berlin

Germany

Via EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, DC 20549-6010

April 8, 2019

Attention:	Jim Allegretto, Senior Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Lilyanna Peyser, Special Counsel
Sondra Snyder, Staff Accountant

Re:	Jumia Technologies AG
Registration Statement on Form F-1 (File No. 333-230207)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-230207) (the “Registration Statement”) of Jumia Technologies AG (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 10, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Krystian Czerniecki at +49 (69) 4272-5525.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

Jumia Technologies AG

By:	/s/ Sacha Poignonnec
Name: Sacha Poignonnec
Title: Co-Chief Executive Officer

cc:	(via e-mail)
Jeremy Hodara, Jumia Technologies AG
Krystian Czerniecki, Sullivan & Cromwell LLP
Oliver Seiler, Latham & Watkins LLP
David C. Boles, Latham & Watkins LLP